UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No.  1)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49271V100
(CUSIP Number)

Ellen M. Smith, Corporate Secretary

Mondelēz International, Inc.

Three Parkway North

Deerfield, IL 60015

Tel. No.: 1 (847) 943-4000

and

Sarah Jones

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel. No.: 1 (212) 878-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49271V100

1	NAME OF REPORTING PERSON Mondelēz International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION VA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 184,797,010

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 184,797,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,797,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Mondelēz International Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 184,797,010

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 184,797,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,797,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON CO

Item 1.                         Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on July 19, 2018 (the “Original Schedule 13D”) by Mondelēz International, Inc. (“Mondelēz International”) and Mondelēz International Holdings LLC (“MIH,” and together with Mondelēz International, the “Reporting Person”) relating to common stock, $0.01 par value per share (the “Shares”) of Keurig Dr Pepper, Inc. (the “Issuer”).  Except as otherwise specified in this Amendment No. 1, all items in the Original Schedule 13D are unchanged and each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.                    Purpose of Transaction.

The information set forth in Items 5 and 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.  As described in further detail in Item 6, on March 9, 2020, MIH sold 6,834,171 Shares to the underwriter of the Secondary Offering at a price of $27.00 per Share.

Item 5.                   Interest in Securities of the Issuer.

(a)-(b) MIH owns 184,797,010 Shares, constituting 13.1% of the outstanding Shares.  Mondelēz International may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by MIH.  The information provided in response to Items 7-10 of the cover pages of this Amendment No. 1 is incorporated by reference into this Item 5(b).

(c) Except for the Secondary Offering, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons named in Schedule B, has effected any transactions in the Shares during the past 60 days.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 4, 2020, MIH entered into an underwriting agreement providing for the sale by MIH of 6,834,171 Shares to the underwriter named in the underwriting agreement (the “Secondary Offering”) at a price of $27.00 per Share.  The closing of the sale occurred on March 9, 2020.  MIH has granted the underwriter an option, exercisable for up to 30 days, to purchase up to 1,025,125 additional Shares from MIH at a price of $27.00 per Share.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A –  Joint Filing Agreement between MIH and Mondelēz International, filed as Schedule A to the Original Schedule 13D.

Exhibit B – Underwriting Agreement by and among Keurig Dr Pepper Inc., Maple Holdings B.V., Mondelēz International Holdings LLC and Morgan Stanley & Co. LLC, dated March 4, 2020 (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2020).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2020

Mondelēz International, Inc.

By:	/s/ Ellen M. Smith
	Name:	Ellen M. Smith
	Title:	Senior Vice President and Corporate Secretary

Mondelēz International Holdings LLC

By:	/s/ Ellen M. Smith
	Name:	Ellen M. Smith
	Title:	Senior Vice President and Corporate Secretary

Schedule B

Mondelēz International, Inc.

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Lewis W.K. Booth	Director		USA/UK
Charles E. Bunch	Director		USA
Debra A. Crew	Director		USA
Lois D. Juliber	Director		USA
Mark D. Ketchum	Director		USA
Peter W. May	Director	President and Founding Partner of Trian Fund Management, L.P.	USA
Jorge S. Mesquita	Director		USA/Portugal
Joseph Neubauer	Director		USA
Fredric G. Reynolds	Director		USA
Christiana S. Shi	Director		USA
Patrick T. Siewert	Director	Managing Director of The Carlyle Group	Hong Kong
Jean-François M. L. van Boxmeer	Director	Chairman of the Executive Board and Chief Executive Officer of Heineken N.V.	Belgium
Dirk Van de Put	Director, Chairman and Chief Executive Officer		USA/Belgium
Luca Zaramella	Executive Vice President and Chief Financial Officer		Italy
Paulette R. Alviti	Executive Vice President and Chief People Officer		USA
Maurizio Brusadelli	Executive Vice President, President AMEA		Italy
Vincenz P. Gruber	Executive Vice President and President, Europe		Italy
Robin S. Hargrove	Executive Vice President, Research, Development & Quality		UK/Ireland
Sandra MacQuillan	Executive Vice President and Chief Supply Chain Officer		UK
Gerhard W. Pleuhs	Executive Vice President, Corporate & Legal Affairs and General Counsel		USA/Germany
Gustavo C. Valle	Executive Vice President and President, Latin America		Argentina
Henry Glendon Walter IV	Executive Vice President, President North America		USA

Mondelēz International Holdings LLC

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Jonas Bruzas	Manager and President	Vice President, Global IP, Marketing, Licensing & Operations	Republic of Lithuania
Philip D. Gregorcy	Manage and Vice President	Vice President Tax, Global Finance Corporate Tax	USA
Ellen M. Smith	Manager and Senior Vice President and Corporate Secretary	Senior Vice President and Chief Counsel, Chief Compliance Officer and Corporate Secretary	USA